Exhibit 99.1

SciSparc Grants an Exclusive License for the Sales of CannAmide™ on the Amazon Marketplace in Canada to SciSparc Nutraceuticals

TEL AVIV, Israel, June 07, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that it entered into a license and distribution agreement with SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a subsidiary in which the Company owns approximately a 51% equity interest, pursuant to which it granted SciSparc Nutraceuticals an exclusive license to sell and market CannAmide™ on the Amazon.com marketplace in Canada (“License Agreement”).

CannAmide™ is an immediate unique palmitoylethanolamide (PEA) oral formulation for the reduction of chronic pain and inflammation. CannAmide™ is currently available in tablet form, with each dose containing a 400mg active pharmaceutical ingredient. It has been designated a product license issuance from the Natural and Non-prescription Health Products Directorate (NNHPD) from Health Canada, for sale as a supplement within the nutraceuticals market.

PEA is a cannabinoid mimetic lipid molecule found throughout the body, including the central nervous system. Similar to cannabinoids, PEA has been shown to have neuroprotective, anti-inflammatory, analgesic and anti-convulsant properties.

SciSparc Nutraceuticals’ business focusses on the sale of hemp seeds’ oil-based products on the Amazon.com marketplace, under the brand Wellution™. SciSparc Nutraceuticals plans on expanding its reach by marketing its brand’s products in additional global markets and by broadening its products’ offering.

Pursuant to the License Agreement, the Company will sell to SciSparc Nutraceuticals CannAmide™ at a cost price plus 3% of gross revenues. The License Agreement is for a term of 12 months and may be terminated by either party with 30-days’ advance notice. The License Agreement also contains customary representations, warranties, covenants and indemnification provisions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp seeds’ oil based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the sale and marketing of CannAmide ™ on the Amazon.com marketplace in Canada; and the expansion of SciSparc Nutraceuticals’ offerings to additional markets and by broadening its products’ offering. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055